

REDCORP

NEWS RELEASE

March 16, 2006 News Release 06-02

Corporate Revision of Asset Retirement Obligations

REDCORP VENTURES LTD. (RDV-TSX) advises that in early 2006, management completed a re-estimation of the Company's asset retirement obligations for the Tulsequah project held by the Company's wholly-owned subsidiary, Redfern Resources Ltd. This was done in order to account for such obligation in its consolidated audited financial statements for the year ended December 31, 2005. The re-estimation was based on the operation of a water treatment plant on an indefinite basis. The increase in the asset retirement obligation resulted in a corresponding increase in the carrying value of the Tulsequah mineral property. The resulting asset retirement obligation, which will be incorporated in the Company's consolidated audited financial statements for the year ended December 31, 2005, is $3,728,782 as compared to $381,353 in the 2004 statements. The re-estimate was determined by discounting cash flow projections for estimated treatment costs over the next 34 years.

The Asset Retirement Obligation is a required accounting entry calculated in accordance with Canadian generally accepted accounting principles under the guidelines published by the Canadian Institute of Chartered Accountants.

The ulimate asset retirement obligation for Tulsequah, if a new mine is built, is currently not determinable due to a number of uncertainties, but will be quite different from that assumed for the 2005 statements, since the reclamation of the project will be part of a new mine development and closure plan which will differ in most material respects from the treatment scenario assumed for the current estimate.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Terence Chandler, P.Geo. and Michael Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604.669.4775 • Fax: 604.669.5330 • Toll Free: 1-888-669-4775



NEWS RELEASE

March 20, 2006 News Release 06-03

BROKERED PRIVATE PLACEMENT

REDCORP VENTURES LTD. (RDV-TSX) (the "**Company**") is pleased to announce that, subject to regulatory acceptance, it has arranged a brokered private placement with Octagon Capital Corporation (the "Agent") of up to 16,350,000 shares comprised of a maximum of 7,692,308 flow-through common shares at a price of $0.39 per share and the balance as non-flow-through common shares at a price of $0.33 per share for aggregate gross proceeds of up to approximately $5,800,000.

The net proceeds from the private placements of non-flow-through shares will be used for further continued exploration of the Company's mineral properties in British Columbia and general working capital. The Company will expend 100% of the gross proceeds from the sale of flow-through shares on qualifying activities in the province of British Columbia, principally at the Tulsequah project where the Company intends to carry out a large drilling program of up to 20,000m primarily directed at locating and defining additional mineral resources.

In consideration for its services, the Agent will receive a cash commission equal to 6.0% of the total gross proceeds raised under the private placement. In addition, the Agent will receive compensation warrants exercisable for such number of non-flow through common shares of the Company as is equal to 8.0% of the number of flow-through shares and non-flow-through shares sold under the private placement at an exercise price of $0.33 per share for a period of 24 months after the closing date of the private placement.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF
REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

"Not for distribution to United States newswire services or for dissemination in the United States."

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Terence Chandler, P.Geo. and Michael Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775